UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): December 14, 2005



T H E   D I X I E   G R O U P

THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

345-B Nowlin Lane, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7010

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

The Dixie Group, Inc. announces the resignation of Todd Vande Hei as President of Fabrica International, Inc. and as Vice President of The Dixie Group, Inc.

The Dixie Group also announces that Craig S. Lapeere has been named as President of Fabrica International, Inc. Mr. Lapeere has served as President of Masland Residential and Vice President of The Dixie Group, Inc. since February of 2005, and previously served as Vice President of Masland's residential business.

Daniel K. Frierson Jr. has been named as President of Masland Residential. Mr. Frierson, who joined the Company in 1993, has served as Executive Vice President of Dixie Home and previously served in a number of positions with the Company, including Vice President of the Company's Bretlin Division.

Item 7.01   Regulation FD Disclosure.

On December 14, 2005, the Company issued a press release regarding the matters discussed in Item 5.02 of this Report. A copy of the press release is attached as Exhibit 99.1 to this Report. The press release is being furnished pursuant to Item 7.01 of this Current Report on Form 8-K, and the information contained in Exhibit 99.1 shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under Section 18. Furthermore, the information contained in Exhibit 99.1 shall not be deemed to be incorporated by reference into the filings of the Dixie Group, Inc. under the Securities Act of 1933, as amended.

Item 9.01.   Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired

Not applicable

(b)   Pro Forma Financial Information

Not applicable

(c)   Exhibits

(99.1) Press Release dated December 14, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 14, 2005   **THE DIXIE GROUP, INC.**

 By: /s/ Gary A. Harmon
Gary A. Harmon
Chief Financial Officer